Date    6 April 2001
Number  33/01

BHP TO INCREASE GULF OF MEXICO LEASEHOLDINGS

BHP Limited (BHP) announced today that it was the high bidder on 12 blocks in the Outer Continental Shelf Central Gulf of Mexico Lease Sale 178. The sale was held by the Minerals Management Service (MMS), a bureau of the U.S. Department of the Interior, on 28 March 2001.

Completion of the sale is expected in the next 90 days pending bid review and approval by the MMS. At the close of the auction BHP submitted winning bids valued at approximately US$6.1 million, or nearly US$512,000 per block.

When the sale is finalised, the Company will purchase a 100 per cent working interest in Green Canyon Blocks 554, 555, 567, 568, 600, 665, 666, 752, 753,
and 797, where water depths range from 3,887 feet to 5,311 feet.

In partnership with Maxus (U.S.) Exploration Company and MCX Gulf of Mexico, LLC; BHP will purchase Mississippi Canyon Block 589 (water depth: 2,267 feet), for which it is the designated operator and holds a 66.67 percent interest.
It also will acquire a 45 per cent interest in Atwater Valley Block 17 (water depth: 4,294 feet), with partner BP holding the remaining 55 per cent interest.

President BHP Petroleum Phil Aiken said: "These blocks were targeted to expand our inventory of prospects in the deepwater Gulf of Mexico and also to strengthen our position on existing features in this portfolio."

All of the blocks BHP successfully bid on in Lease Sale 178 qualify for deepwater royalty relief as outlined by the MMS prior to the sale. These incentives provide royalty suspension on volumes that range from nine million barrels of oil equivalent (BOE) in water depths of 800 metres-1,599 meters, and to 12 million BOE in water depths greater than 1,600 meters.

The Gulf of Mexico in an important component of BHP's focussed exploration strategy. BHP is one of the leading leaseholders in the area, where it holds interests in more than 240 federal blocks, primarily in deep and ultra-deepwater locations.

This includes the Mad Dog discovery, where development studies are progressing to achieve project sanctioning later this year, and Atlantis, where plans are underway to commence drilling another appraisal well in the next two months.

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Further information can be found on our Internet site: http://www.bhp.com

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Mandy Frostick
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Dr Robert Porter
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Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625